Filed by Anheuser-Busch InBev SA/NV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Companhia de Bebidas das Américas—Ambev

(Commission File No.: 001-15194)

Brussels, 7 December 2012 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev announces Ambev’s capital structure proposal

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) today shared that its majority-owned subsidiary Companhia de Bebidas das Américas—Ambev has announced its intention to propose to its shareholders for approval a corporate restructuring that would result in the transition of Ambev’s capital structure, currently a dual stock capital structure comprised of voting common shares and non-voting preferred shares, to a new single stock capital structure comprised exclusively of voting common shares.

Pursuant to the requirements of the Brazilian Securities Commission (CVM), Ambev published on 7 December 2012 a Material Fact Notice (Fato Relevante) describing the proposed transaction, included herein.

Additional Information and Where to Find It

This press release is for informational purposes only and is not an offer to purchase or sell any securities. Unless an exemption from SEC registration is available, the transaction described herein will be made only pursuant to an effective SEC registration statement. Before making any voting decision, investors and security holders are urged to carefully read the SEC registration statement and other documents pertaining to the proposed transaction that will be filed with the SEC when they become available, as they will contain important information about the proposed transaction and related matters. These documents will be available to investors free of charge on the SEC’s website at www.sec.gov or from us through the contacts listed below.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Brussels, 7 December 2012 – 2 / 2

Anheuser-Busch InBev Contacts:
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

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COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

Brazilian Taxpayer (CNPJ) No. 02.808.708/0001-07

NIRE 35.300.157.770

Public Company

MATERIAL FACT NOTICE

Pursuant to CVM Instruction No. 358/2002, Companhia de Bebidas das Américas – AmBev (the “Company” or “AmBev”) hereby announces that it intends to propose for deliberation by the Company’s shareholders, at an extraordinary general shareholders’ meeting of the Company to be convened in the first half of 2013 (the “EGM”), a corporate restructuring to transition the Company’s current dual stock capital structure comprised of voting common shares (“ON”) and non-voting preferred shares (“PN”) to a new, single-stock capital structure comprised exclusively of voting common shares.

The purpose of the proposed corporate restructuring is to simplify AmBev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all shareholders, eliminating certain operating and administrative costs and providing more flexibility for management of the Company’s capital structure.

Steps for the Corporate Restructuring

If approved, the proposed restructuring will be implemented by means of a stock swap merger under the Brazilian Corporations Law (the “Stock Swap Merger”) according to which, as a result of an affirmative shareholder vote, all issued and outstanding shares of AmBev, including in the forms of American Depositary Receipts (“ADRs”) but excluding AmBev shares and ADRs held by InBev Participações S.A. (“InBev Part.”), a company controlled by Interbrew International B.V. (“IIBV”), which in turn is a subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), shall be exchanged for newly-issued common shares and ADRs of InBev Part. As a result of the Stock Swap Merger, all holders of AmBev’s preferred and common shares (including in the form of ADRs), other than InBev Part., will receive newly-issued common shares and, in some cases, ADRs of InBev Part. in exchange for their existing AmBev equity securities. For purposes of the Stock Swap Merger, equal value will be ascribed to each common and preferred share of AmBev.

The corporate restructuring described above will also include certain preliminary steps to the Stock Swap Merger, including the contribution to InBev Part. of all AmBev shares indirectly held by ABI through IIBV and AmBrew S.A. (“AmBrew”), which also is a subsidiary of ABI. Nonetheless, these preliminary steps will not affect the Stock Swap Merger’s exchange ratio to be proposed at the Stock Swap Merger EGM or dilute AmBev’s shareholders.

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The simplified organizational chart set forth below shows the current corporate structure of the Company and its corporate structure following the Stock Swap Merger:

Procedures for Approval

Minority holders of both the common and preferred shares of AmBev will participate in the deliberation process that will evaluate the Stock Swap Merger. During the Stock Swap Merger EGM, the minority holders of AmBev preferred shares will have the opportunity to separately express their opinion on the transaction.

ABI and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“FAHZ”) have already informed the Company’s management that they will defer to the opinion on the Stock Swap Merger that the Company’s other common and preferred shareholders shall separately express at the Stock Swap Merger EGM.

To this end, ABI and FAHZ will either abstain from voting or will vote their common shares in a manner to ensure that the implementation of the Stock Swap Merger shall be a result of the favorable opinion of minority holders of both the common and preferred shares of AmBev.

Governance After the Restructuring

The common shares of InBev Part. will confer to its holders the same rights and privileges currently conferred by the common shares of AmBev. The bylaws of InBev Part. (which will have its corporate name changed to AmBev S.A. if the Stock Swap Merger is approved) will be substantially identical to the Company’s current bylaws, except that: (i) the minimum mandatory dividend will be increased from 35% to 40% of adjusted net income for the year and (ii) the board of directors will include two independent members.

The terms of the Company’s current shareholders’ agreement to which AmBrew, IIBV and FAHZ are parties (the “Shareholders’ Agreement”) will remain unchanged when they become applicable to InBev Part., which at that point will have been renamed AmBev S.A. In addition, the referred parties have already initiated discussions to renegotiate new terms for the Shareholders’ Agreement to become effective on July 1, 2019. These new terms will be disclosed in due course once negotiations are finalized.

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Additional Information

Prior to the Stock Swap Merger EGM, InBev Part. intends to submit to the Brazilian Securities Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”) all applicable registration applications that may be required in connection with the transaction in order to permit that, as soon as reasonably possible, the shares of InBev Part. to be received by AmBev’s shareholders as a result of the Stock Swap Merger be tradeable on the São Paulo Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) and, in the form of ADRs, on the New York Stock Exchange.

Following the conclusion of all proceedings for the transfer of the Company’s operations to InBev Part., it is intended that AmBev, which at that point will have become a wholly-owned subsidiary of InBev Part., shall be merged with and into InBev Part. together with other subsidiaries of the Company with a view to further simplifying the group’s corporate structure, reducing operating costs and capturing approximately R$105 million in goodwill currently existing at the InBev Part. level, thereby sharing this benefit with all of AmBev’s shareholders.

Pursuant to Section 137 of the Brazilian Corporations Law, those common shareholders of the Company who do not vote in favor of the Stock Swap Merger will be entitled to withdraw from the Company by exercising appraisal rights. To be eligible to exercise appraisal rights, holders of AmBev common shares must continuously hold their shares as from the close of trading on December 7, 2012 until their exercise of those rights.

The implementation of the Stock Swap Merger is subject to the approval by the Company’s EGM that will deliberate on the matter, the execution of a stock swap merger agreement under Brazilian Corporations Law (protocolo de incorporação) and obtaining the required registrations from the competent authorities.

Additional information on the proposed transaction, including those required by CVM Instruction No. 319/1999, such as the fair value appraisal report that will back-up AmBev’s capital increase resulting from the Stock Swap Merger, will be disclosed in due course when available.

A presentation on the main aspects of the corporate restructuring discussed in this material fact notice will be available on the Company’s investor relations website (www.ambev-ir.com), as well as on the websites of the SEC (www.sec.gov), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

Rothschild is the financial advisor of AmBev in this transaction.

São Paulo, December 7, 2012.

Companhia de Bebidas das Américas – AmBev

Nelson José Jamel

Investor Relations Officer

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Statements contained in this material fact notice may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this material fact notice that do not describe historical facts, such as statements regarding the declarations or payment of dividends, the directions of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Forward-looking statements speak only as of the date they are made and there is no obligation requiring that this material fact notice and the forward-looking statements contained herein be updated to reflect changes in the outlook of future market or other conditions.

Additional Information for U.S. Holders:

This material fact notice is for informational purposes only and is not an offer to purchase or sell any securities.

Unless an exemption from SEC registration is available, the distribution of InBev Part. shares and ADRs to U.S. holders of AmBev shares and ADRs will be made only pursuant to an effective SEC registration statement that InBev Part. intends to file with the SEC.

The Company urges investors to carefully read the SEC registration statement and other documents pertaining to the Stock Swap Merger when they become available, as they will contain important information about the transaction. These documents will be available to investors free of charge on the SEC’s website at www.sec.gov or from the Company.